FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 1, 2011 – Voting Rights and Capital
2.	Press release dated November 1, 2011 – ARM Acquires Prolific, Inc.
3.	Press release dated November 10, 2011 – Mali-T658 GPU Extends Graphics And GPU Compute Leadership For High Performance Devices
4.	Press release dated November 16, 2011 – MEDIA ALERT: ARM Expands R&D Presence in Taiwan with Hsinchu Design Center
5.	Press release dated November 28, 2011 – VeriSilicon Licenses a Wide Range of ARM Technology for Advanced Consumer and Embedded Applications
6.	Press release dated November 28, 2011 – ARM Launches Free Toolkit For Android Application Developer Community

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2011

ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 31st October consists of 1,350,092,852 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,350,092,852.

The above figure 1,350,092,852 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA’s Disclosure and Transparency Rules.

Item 2

ARM Acquires Prolific, Inc.

Enhancing Physical IP Library Development for Advanced Process Nodes

CAMBRIDGE, UK, 1 November, 2011 - ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced that it has acquired Prolific, Inc., which develops leading-edge IC design optimization software tools that significantly reduce development time and improve the performance of cell-based designs.  Prolific is a privately-owned company based in Newark, California.

The increasing complexity of 20nm and below process technologies is driving the need for automated layout optimization solutions. This acquisition augments ARM’s strategy to provide innovative physical IP products that will enable the ARM partnership to continue to lead in the implementation of highly integrated, low-power system-on-chip solutions.

“We have been successfully collaborating with Prolific for a number of years,” said Simon Segars, EVP and GM, Physical IP Division, ARM.  “The technology and expertise that will come with this acquisition will expand our capabilities to accelerate ecosystem adoption of advanced process nodes at 20nm and below.”

“Prolific has a long history of improving the efficiency of complex physical design process flows,” said Paul de Dood, President and Founder of Prolific, Inc. “The ARM partnership will benefit from faster time to market for advanced node solutions through the addition of Prolific’s leading-edge optimization tools, which enable optimum power, performance and area with accelerated development timelines.”

The Prolific team will become part of the ARM Physical IP team based in San Jose, CA.

About Prolific, Inc.
Prolific, a privately owned company, has provided leading-edge IC design optimization software tools since 1995.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/.

Item 3

Mali-T658 GPU Extends Graphics And GPU Compute Leadership For High Performance Devices

Highly-efficient, smarter system-level approach optimizes CPU and GPU designs for mobile devices and smart-TVs

TOKYO, JAPAN,  10 NOVEMBER, 2011 – ARM today announced the ARM® Mali™-T658 Graphics Processing Unit (GPU) - the latest member of the Midgard architecture-based GPU family targeting high performance devices, such as superphones, tablets and smart-TVs. The Mali-T658 GPU leverages the unique ARM system-level approach to multicore design that optimizes both performance and energy-efficiency. To address high-end consumer requirements, the Mali-T658 GPU delivers up to ten times the graphics performance of the Mali-400 MP GPU, found in a wide range of today’s mainstream consumer products. It also features four times the GPU Compute performance of the Mali-T604 GPU, enabling a raft of new use-cases outside of traditional graphics processing, including computational photography, image-processing and augmented reality.

“Following the recent introduction of big.LITTLE processing and the ARMv8 architecture, the launch of Mali-T658 is another example of how ARM is seeking to redefine heterogeneous computing for the embedded space,” said Jon Peddie, President of specialist graphics research consultancy, Jon Peddie Research. “This will provide high-performance graphics and computer systems for low-power applications.”

Supported by lead ARM Partners, such as Fujitsu Semiconductor, LG Electronics, Nufront and Samsung, the Mali-T658 GPU enables an immersive visual computing experience on a range of ‘always on, always connected’ consumer devices. These include high-performance, energy-sensitive superphones, smartphones and tablets, as well as smart-TVs and automotive infotainment solutions. Building on the success of the Mali-T604 GPU, the Mali-T658 extends ARM performance leadership with scalability up to eight cores, and by doubling of the number of arithmetic pipelines within each of these cores. It is also compatible with the ARMv8 architecture.

“ARM is in a unique position to integrate CPU, GPU and interconnect technology into optimized, coherent systems, and by doing so improve performance and enable more efficient data sharing,” said Rock Yang, VP Marketing, Nufront. “This will allow partners, such as Beijing Nufront, to make the most of the leading capabilities of each system component and maximize throughput in ARM technology-based compute sub-systems.”

Delivery of a common set of compatible drivers for all Midgard architecture-based Mali GPUs enables faster time-to-market and minimizes software upgrade costs for future implementations. The ARM Mali-T658 GPU supports a wide range of graphics and compute APIs, including Microsoft DirectX® 11, Khronos OpenGL® ES, OpenVG™, Khronos OpenCL™, Google ® Renderscript ™ and Microsoft DirectCompute®.

The Mali-T658 has been designed to work seamlessly with the ARM Cortex™-A15 and Cortex-A7 processors either in standalone modes or in big.LITTLE processing mode. The autonomous nature of the Mali Job Manager, and its ability to carry on graphics processing with a reduced load on the CPU, means it is very well suited to work alongside a big.LITTLE CPU system. By using the right processor for the right task the Mali-T658 is able to handle GPU compute tasks in parallel with the CPU handling the always-on always-connected tasks. The ability of the Mali-T658 GPU to scale up to eight cores provides unprecedented energy-efficiency, flexibility and scalability to match the CPU and GPU performance points through one coherent interface.

“Next generation consumer devices based on the Mali-T658 GPU will address the growing user expectation for slick user interfaces and desktop-class graphics,” said Pete Hutton, general manager, Media Processing Division, ARM. “Intuitive user interfaces will mean that consumers can access the full functionality of their connected devices, for richer user experiences. This includes HD gaming and new compute-intensive applications, such as augmented reality.”

Importance of cache coherency in multicore CPU/GPU designs
Cache coherency is essential in multicore computing devices to maintain the consistency of data stored in local caches of a shared resource. This ensures optimum performance and energy-efficiency of complex heterogeneous SoC designs, and is designed to address next generation, high-performance computing devices. ARM system IP, such as CoreLink™, enables system level cache coherency across clusters of multicore processors, including the Cortex-A15 MPCore™ processors and Mali-T658 graphics processors.

Editor’s Note:
Mali GPUs noted as based on a published Khronos Specification are conformant, or expected to pass the Khronos Conformance Testing Process. Current conformance status can be found at http://www.khronos.org/conformance.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

Item 4

MEDIA ALERT: ARM Expands R&D Presence in Taiwan with Hsinchu Design Center

What:   ARM today announced, at the ARM Technology Symposium in Taipei, the opening of an ARM Design Center in the Hsinchu Science Park, Hsinchu, Taiwan. The focus of the design center will be physical IP development and processor implementation to support ARM® Cortex™ processors,ARM® Mali™ Graphics Processing Units (GPUs) and ARM Artisan® physical IP products.

The ARM Hsinchu Design Center is staffed by a combination of existing ARM employees on assignment and new local staff, and forms a key bridge between the local design community and ARM engineering centers around the world. Product development is now underway at the center for 28nm and 20nm technologies, targeting advanced ARM Cortex-A Series processors and Mali-T600 Series GPUs.

Why:   The opening of the ARM Hsinchu Design Center reinforces the importance of Taiwan and the Asia Pacific region to ARM. The Taiwan semiconductor industry plays a major role in the ARM ecosystem, with companies involved in development of both market-leading system-on-chip (SoC) platforms and advanced manufacturing technologies. The center will enable even closer interaction with local ARM partners and serve as an important focal point in the region for advanced technology engineering.

When:   17th November 2011.

Where:   Hsinchu, Taiwan.

Who:   ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

Item 5

VeriSilicon Licenses a Wide Range of ARM Technology for Advanced Consumer and Embedded Applications

ARM IP enables VeriSilicon to provide high quality ‘spec to chip’ design services, reducing costs and time to market for customers.

SANTA CLARA, USA and CAMBRIDGE, UK – 28 November 2011 – ARM and VeriSilicon Holdings Co. Ltd., a world class IC design foundry and custom silicon solution provider, today announced that VeriSilicon has licensed a wide range of ARM® Intellectual Property (IP). This includes selected cores from the high performance, energy-efficient ARM Cortex™ processor and ARM Mali™ Graphics Processing Unit (GPU) families, and ARM Artisan® Physical IP. Access to this broad range of ARM IP will enable VeriSilicon to provide its highly differentiated, platform-based system-on-chip (SoC) design and turn-key services. In particular VeriSilicon’s ‘specification to chip’ (‘spec to chip’) services will support customers in key markets, such as mobile computing, smart-TVs, cloud computing and ‘Internet of things’.

Leveraging the latest ARM IP in its SoC platforms, VeriSilicon is able to reduce costs and time to market for customers, whilst ensuring high quality SoC solutions. The agreement includes VeriSilicon licenses for the Cortex-A9 MPCore™ (with Artisan® Processor Optimization Packs [POPs]), Cortex-A8 and Cortex-A5 processors, and ARM Mali-400 MP GPU. Additionally Cortex-R4,Cortex-M0 and Cortex-M3 processors for use in embedded applications have also been licensed.

“Our customers demand high quality custom silicon solutions delivered in a timely and cost-effective manner,” commented Dr. Wayne Dai, President and CEO, VeriSilicon. “This agreement provides VeriSilicon’s customers with access to a rich portfolio of ARM IP. Our SoC platforms and world class design capabilities allow us to unleash the performance potential and energy-efficiency of the ARM processors we have licensed. This provides differentiated custom silicon solutions for a range of consumer markets.”

As an ARM Partner, VeriSilicon is part of the ARM Connected Community®,a global network of over 900 companies with access to a wide variety of resources and aligned to provide optimized solutions based on the ARM architecture. VeriSilicon recently opened one such resource: the first certified ARM Design Center in China.

“Consumers are demanding an increasingly connected life and suppliers of advanced semiconductor solutions must address this requirement for smarter devices,” said Tudor Brown, President, ARM. “The new agreement with VeriSilicon will allow their customers to address these consumer demands, and benefit from the ARM architecture and our latest IP. We look forward to working with VeriSilicon as part of the wider ARM ecosystem, and are excited about the potential value of its platform-based ‘spec to chip’ design and turn-key services.”

About VeriSilicon
Founded in 2002, VeriSilicon Holdings Co., Ltd. (“VeriSilicon”) is a fast growing IC (integrated circuit) design foundry providing custom silicon solutions and SoC (System-on-A-Chip) turnkey services. VeriSilicon’s technology solutions combine licensable digital signal processing (ZSP) cores, eDRAM, value-added mixed signal IP portfolio and other star IP into a SoC platform that extends below 40nm process technologies. These platforms benefit a wide range of consumer electronics devices such as cellular phone, media tablet, HDTV, set top box, Blu-ray DVD player, and home gateway. VeriSilicon’s design and manufacturing services provide differentiation based on specific customer requirements that range from initial SoC specification and embedded software to backend design implementation and volume production, utilizing multiple foundry partners, assembly and test companies in Asia and US. VeriSilicon currently has research and development centers in Shanghai and Beijing, China; Santa Clara and Dallas, US; Oulu, Finland; with sales and customer support offices in Santa Clara, US; Shanghai, Beijing and Shenzhen, China; Tokyo, Japan; and Taipei, Taiwan; Seoul, Korea; Nice, France and Munich, Germany. For more information, please visit www.verisilicon.com

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

Item 6

ARM Launches Free Toolkit For Android Application Developer Community

ARM® Development Studio 5 Community Edition helps Android™ application developers create native software that can run up to 4 times faster than Java code.

CAMBRIDGE, UK, 28 November 2011 - ARM today announced the release of the ARM® Development Studio 5 (DS-5™) Community Edition (CE) – a free-to-use edition of its reference software development toolkit. The new edition is dedicated to the Android application developer community and helps them create native software for compute intensive tasks that can run up to 4 times faster than Java code. DS-5 CE complements the standard SDK and NDK Android development kits by offering developers a unique set of tools to help them achieve the performance and energy-efficiency advantages made possible when ARM native code is used in Android applications.

DS-5 Community Edition includes limited, but essential functionality from the premium DS-5 toolkit to help solve common Android application developer pain points. It achieves this by providing an integrated graphical debugger for NDK-generated code and visibility of advanced processor information, including ARM NEON™ Single Instruction Multiple Data (SIMD) registers. The new toolkit permits development of Java and C/C++ code in the same Eclipse integrated development environment (IDE) to maximise productivity and ease of use.

DS-5 Community Edition features a tailored version of the ARM Streamline™ Performance Analyzer for use with compatible Android development platforms. Streamline captures detailed, system-wide performance statistics from a variety of sources which helps developers to locate hotspots in their code and isolate potential causes. Platform builders can add support for Streamline by integrating an open source driver available from the Linaro website.

“With over half a million apps on the Android market today, developers need to deliver an outstanding user experience to succeed commercially,” said John Cornish, executive vice president and general manager, system design division, ARM. “ARM DS-5 Community Edition offers developers an easy to use environment for debugging and optimizing C/C++ code. This allows them to take full advantage of ARM processor technology using native code to deliver the performance and functionality that consumers demand.”

Partner Quotes:
“We have been using DS-5 extensively for system level debugging and performance tuning”, said Duan ZhiQiang, CTO, Thundersoft. “With the release of the Community Edition, it will enable our ISV and IHV partners to access similar capabilities, improving our platform as an application development target and expanding its ecosystem."

“The community edition of DS-5 (DS-5 CE) will further reduce the barriers to open source development on ARM. We have worked closely with ARM to ensure that DS-5 support is available as an easy to install add-on for Linaro Ubuntu images in the past and are working together to deliver a similar convenient developer experience for DS-5 CE as part of our Android images”, said Alexander Sack, Platform Technical Director, Linaro. “This initiative will help users of the community edition take full advantage of Linaro optimized images.”

“The release of ARM DS-5 Community Edition is welcomed by Orange and solves some of the pain points of Android native apps developers”, said Yves Christol, Head of Advanced Software Centre, Devices, Orange.

Availability
The DS-5 CE is available free-of-charge for use by individuals and organizations with annual revenue of $100,000 or less, and up to 10 employees. DS-5 CE is available from ARM and can be downloaded now. For more information go to:

•	DS-5 CE: http://www.arm.com/ds5community
•	DS-5: http://www.arm.com/ds5
•	Linaro platform evaluation builds http://www.linaro.org/downloads/

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia